SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May, 2009
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒
     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)
Date: May 12, 2009	By:	Signed: Karen L. Fleming
		Name:	Karen L. Fleming
		Title:	Corporate Secretary

Canadian Pacific Announces US Debt Offering
May 12, 2009
Calgary, Alberta
Canadian Pacific Railway Limited (TSX/NYSE: CP) announced today that its wholly-owned subsidiary, Canadian Pacific Railway Company, has commenced an offering of US$300 million aggregate principal amount of 10 year Notes. CP intends to use the net proceeds from the offering to partially finance the repurchase of certain of its outstanding US dollar denominated long-term debt securities pursuant to a tender offer announced today. The balance, if any, will be used for general corporate purposes. This offering is consistent with CP’s objective to enhance its capital structure and improve its debt maturity profile.
This announcement shall not constitute an offer to sell or a solicitation of an offer to buy the Senior Notes. The offering will be made under an effective shelf registration statement. A copy of the preliminary prospectus supplement and related base prospectus may be obtained from the SEC’s website at www.sec.gov. Alternatively, copies will be provided upon written request to:
Office of the Corporate Secretary
Canadian Pacific
Suite 500
401 – 9th Avenue SW
Calgary, AB T2P 4Z4
About Canadian Pacific
 Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, intends to be the safest, most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.
Media Contact:
Leslie Pidcock
Canadian Pacific
Tel.: (403) 319-6878
e-mail: leslie_pidcock@cpr.ca
Investment Community:
Janet Weiss
Assistant Vice-President Investor Relations
Tel.: (403) 319-3591
e-mail: investor@cpr.ca